Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

1.
Name and Address of Company

LiveReel Media Corporation (the “Company”)
333 Bay Street
Suite 1700
Toronto, Ontario, M5H 2R2

2.
Date of Material Change

December 14, 2017

3.
News Release

A press release disclosing the material change was released on December 14, 2017, through the facilities of GlobeNewswire.

4.
Summary of Material Change

The Company announced that it had completed a non-brokered private placement financing (the “Offering”), through the issuance of 5,532,500 common shares of the Company at a price of $0.10 per common share for gross proceeds of $553,250.

Proceeds of the Offering are expected be used to advance ongoing product development and growth initiatives in the cannabis industry and for general corporate purposes and working capital needs.

The common shares sold under the Offering are subject to a four month hold period pursuant to applicable Canadian securities laws, and expires on April 15, 2018, and such further restrictions as may apply under foreign securities laws.

5.
Full Description of Material Change

A full description of the material change is described in the Company’s press release which is attached as Schedule “A” hereto.

6.
Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7.
Omitted Information

No significant facts have been omitted from this Material Change Report.

8.
Executive Officer

For further information, contact Thomas M. Turner, Jr., Interim CEO, at (917) 843-2169.

9.
Date of Report

This report is dated at Toronto, this 14th day of December, 2017.

SCHEDULE “A”

LIVEREEL ANNOUNCES CLOSING OF
NON-BROKERED PRIVATE PLACEMENT

TORONTO, ONTARIO, December 14, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) is pleased to announce that it has completed a non-brokered private placement financing (the “Offering”), pursuant to which the Company issued 5,532,500 common shares of the Company at a price of $0.10 per common share for gross proceeds of $553,250. The proceeds of the Offering are expected to be used to advance ongoing product development and growth initiatives in the cannabis industry and for general corporate purposes and working capital needs.

The common shares sold under the Offering are subject to a four month hold period which, under applicable Canadian securities laws, expires on April 15, 2018, and such further restrictions as may apply under foreign securities laws.

The securities issued in connection with the Offering have not been registered under the Securities Act of 1933, as amended, or any state securities laws and they may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements. This press release does not constitute a solicitation or offering to purchase common shares or any other securities of the Company. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About LiveReel
LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities related to the processing and production verticals of the cannabis sector.

Contact:
Taz Turner
Interim CEO
T: (917) 843-2169
E: taz@cordovacann.com

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